Exhibit 12

PHH Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended
	September 30,
	2004	2003
Earnings before fixed charges:
Income before income taxes	$243	$384
Plus: Fixed charges	241	266

Earnings available to cover fixed charges	$484	$650

Fixed charges (a):
Interest, including amortization of deferred financing costs	$230	$256
Interest portion of rental payment	11	10

Total fixed charges	$241	$266

Ratio of earnings to fixed charges	2.01x	2.44x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. The 2004 amounts are not comparable to the 2003 amounts due to the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” on July 1, 2003.

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